SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 3)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Avery Dennison Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
HiMEDS Units, in the form of Corporate HiMEDS Units, stated amount of $50.00 per unit
(Title of Class of Securities)
053611307
(CUSIP Number of Class of Securities)

Susan C. Miller, Esq.
Senior Vice President, General Counsel and Secretary
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103
(626) 304-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
J. Scott Hodgkins, Esq.
Wesley C. Holmes, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560
(213) 485-1234
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$235,334,000	$9,248.63

*	This valuation assumes the exchange of 8,360,000 Corporate HiMEDS Units of Avery Dennison Corporation (“Avery Dennison”), stated amount $50.00 per unit, for cash and shares of common stock of Avery Dennison, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of Avery Dennison Corporate HiMEDS Units of $28.15 as of February 2, 2009, as reported on the New York Stock Exchange.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, at a rate of $39.30 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,248.63	Filing Party: Avery Dennison Corporation

Form or Registration No.: Schedule TO	Date Filed: February 3, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
EX-99.(A)(5)(E)

          This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on February 3, 2009, as amended by Amendment No. 1 filed on February 12, 2009 and as amended by Amendment No. 2 filed on February 25, 2009 (the “Schedule TO”), by Avery Dennison Corporation, a Delaware corporation (“Avery Dennison” or the “Company”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by Avery Dennison to exchange up to 8,360,000, or 95%, of its HiMEDS Units, stated amount $50.00 per unit (the “HiMEDS Units”), in the form of Corporate HiMEDS Units (the “Corporate HiMEDS Units”), comprised of (i) a purchase contract obligating the holder to purchase from Avery Dennison shares of Avery Dennison’s common stock, par value $1.00 per share (the “common stock”) and (ii) a 1/20 or 5.0% undivided beneficial interest in a $1,000 aggregate principal amount 5.350% senior note due November 15, 2020 (the “HiMEDS senior notes”), for 0.9756 shares of common stock and $6.50 in cash (which includes the accrued and unpaid contract adjustment payments with respect to the purchase contracts and the accrued and unpaid interest with respect to the HiMEDS senior notes) per Corporate HiMEDS Unit (the “offer consideration”). The offer is made upon the terms and subject to the conditions described in the offer to exchange, dated February 3, 2009 (the “offer to exchange”), and the related letter of transmittal, previously filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.
          This Amendment No. 3 is filed to satisfy the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.
          The Schedule TO is amended by the information contained in this Amendment No. 3. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.
Item 11. Additional Information.
          Item 11 of the Schedule TO is hereby amended by adding the following:
(c)	The offer to exchange expired at 12:01 a.m., New York City time, on March 4, 2009 (the “expiration date”). On March 4, 2009, the Company announced that it accepted for exchange all Corporate HiMEDS Units that had been validly tendered and not withdrawn as of the expiration date, which included an aggregate of 6,612,978 Corporate HiMEDS Units, or 75.15% of the outstanding Corporate HiMEDS Units, and that it would promptly issue and deliver to tendering holders an aggregate of 6,451,621 shares of Avery Dennison’s common stock and an aggregate of $ 42,984,357 in cash.

The full text of the Company’s press release, dated March 4, 2009, relating to the expiration of the offer is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.
Item 12. Exhibits.
(a)(5)(E) Press Release, dated March 4, 2009.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2009	AVERY DENNISON CORPORATION
	By:	/s/ Karyn E. Rodriguez
Name: Karyn E. Rodriguez
Title: Vice President and Treasurer